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October 1, 2015

VIA EDGAR AND EMAIL

Nicholas Panos
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Anchor Bancorp
Revised Preliminary Proxy Statement on Schedule 14A filed by Joel S. Lawson IV
(the “Proxy Statement”)
Filed on September 28, 2015

Dear Mr. Panos:

We acknowledge receipt of the oral comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter (the “Staff Comments”).  We have reviewed the Staff Comments with our client, Joel S. Lawson IV (“Mr. Lawson”), and provide the following response on Mr. Lawson’s behalf.  For ease of reference, the Staff Comments are summarized below in italics.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

1.
The Staff requested that Mr. Lawson clarify that, pursuant to the Bylaws, the resignation associated with the Residency Restriction is not automatically effective; rather, the Board has discretion whether to accept the resignation or not.

Mr. Lawson acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see the Cover Letter and page 2 of the Proxy Statement.

2.
The Staff requested that Mr. Lawson include disclosure to the effect that if the Board chooses to accept his resignation pursuant to the Residency Requirement, the votes cast in his favor will still be counted towards his election, but he will be precluded from taking service as a director, and under the plurality vote standard, the three director candidates other than Mr. Lawson receiving the highest number of votes would serve as directors.

Mr. Lawson acknowledges the Staff’s comment and as revised the Proxy Statement accordingly. Please see page 12 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 1, 2015

3.
The Staff requested that Mr. Lawson provide on a supplemental basis an analysis of Washington law as to whether any additional steps must be taken under state law for Mr. Lawson to become a director of the Company after receiving the requisite vote.

Mr. Lawson acknowledges the Staff’s comment and has consulted with Washington state local counsel, and provides the Staff with the following analysis of relevant Washington law on a supplemental basis as reported to Mr. Lawson from such counsel:

“You wanted to know whether there is any requirement under Washington law between receipt of the requisite vote in a director election and the director’s assumption of that position.  Under Washington corporate law (RCW 23B), there is no intervening event that would be required once the director has been so elected absent a specific process in a company’s Articles of Incorporation or Bylaws.  Washington appellate courts have not specifically addressed the issue of director acceptance to the office, but our courts generally interpret the Articles of Incorporation and Bylaws of a corporation as a ‘contract’ between the corporation and its directors.  Accordingly, once an individual receives a sufficient number of shareholder votes, the corporation technically extends an offer which the director accepts and immediately assumes the role.”

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:	Joel S. Lawson IV
Steve Wolosky, Olshan Frome Wolosky LLP